FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of November 2010

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

3 November 2010

Management Changes at Santander UK plc

Further to today’s earlier announcement confirming the appointment of António Horta-Osório, as the Chief Executive of Lloyds Banking Group plc, the Board of Directors of Santander UK plc (“Santander UK”) have resolved to approve the appointment of Ana Patricia Botín as Chief Executive.

Ana Patricia Botín, until now, Executive Chair of Banesto, will take office as Chief Executive of Santander UK, subject to the receipt of FSA approval.

Ana Patricia Botín has a long track record in the financial industry. After seven years in JP Morgan, in 1988 she joined Banco Santander, where she has had several roles, actively participating in the Group’s international expansion. Since 2002, she has been Executive Chair of Banesto. Ana Patricia Botín is a member of Banco Santander’s Board of Directors and its Executive Committee.

Lord Burns, Chairman of Santander UK plc, said: “We are delighted that Ana Patricia will be joining us as Chief Executive. Her appointment demonstrates how important the UK is to Santander and I am sure she will make a significant contribution to meeting the next phase of what has been a very successful entry into the UK market.”

A further confirmatory announcement confirming the effective date of the above change will be made once all regulatory approvals have been given.

- Ends -

For further details, please contact:

Matthew Young	(Communications Director)	020 7756 4232
Anthony Frost	(Head of Corporate Communications)	020 7756 5536
Israel Santos	(Head of Investor Relations)	020 7756 4275

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 3 November 2010	By / s / Jessica Petrie
(Authorised Signatory)